Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Q1 2013	Q1 2012
Income from continuing operations	$3,955	$4,834
Additions:
Fixed charges
Interest expense	16,518	15,831
Capitalized interest	293	425
	16,811	16,256
Deductions:
Capitalized interest	(293)	(425)
Adjusted earnings	20,473	20,665
Fixed charges (from above)	$16,811	$16,256
Ratio of earnings to fixed charges	1.22	1.27

Debt service coverage ratio:

	Q1 2013	Q1 2012
Net income attributable to the controlling interests	$7,335	$5,181
Additions:
Interest expense	16,518	15,895
Real estate depreciation and amortization	25,524	25,994
Income tax expense	—	13
Non-real estate depreciation	196	268
	42,238	42,170
Deductions:
Gain on sale of real estate	(3,195)	—
Adjusted EBITDA	46,378	47,351
Debt service
Interest expense	16,518	15,895
Principal amortization	832	1,453
	$17,350	$17,348
Debt service coverage ratio	2.67	2.73